Exhibit 99.3

SCIENJOY HOLDING CORPORATION

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	188,764	25,975
Accounts receivable, net	260,979	246,812	33,962
Prepaid expenses and other current assets	78,653	59,840	8,234
Amounts due from related parties	355	-	-
Investment in marketable security	31,525	35,290	4,856
Total current assets	576,977	530,706	73,027

Property and equipment, net	2,193	1,863	256
Intangible assets, net	412,154	408,690	56,238
Goodwill	182,467	182,536	25,118
Long term investment	254,411	267,519	36,812
Long term deposits and other assets	726	731	101
Right-of-use assets-operating lease	12,157	8,544	1,176
Deferred tax assets	7,379	5,222	719
Total non-current assets	871,487	875,105	120,420
TOTAL ASSETS	1,448,464	1,405,811	193,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	73,183	35,034	4,820
Accrued salary and employee benefits	14,763	9,394	1,293
Accrued expenses and other current liabilities	27,610	8,244	1,134
Income tax payable	13,005	9,196	1,265
Lease liabilities-operating lease -current	7,974	6,101	840
Deferred revenue	97,586	84,997	11,696
Total current liabilities	234,121	152,966	21,048

Non-current liabilities
Deferred tax liabilities	59,818	59,109	8,134
Lease liabilities-operating lease -non-current	4,798	2,773	382
Total non-current liabilities	64,616	61,882	8,516
TOTAL LIABILITIES	298,737	214,848	29,564

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively; 38,920,797 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2024, respectively.
Class A ordinary shares	423,623	439,212	60,438
Class B ordinary shares	23,896	23,896	3,288
Shares to be issued	30,777	20,817	2,865
Treasury stocks	(19,216)	(19,216)	(2,644)
Statutory reserves	44,698	48,040	6,611
Retained earnings	628,821	667,399	91,837
Accumulated other comprehensive income	17,965	17,357	2,388
Total shareholders’ equity	1,150,564	1,197,505	164,783
Non-controlling interests	(837)	(6,542)	(900)
Total equity	1,149,727	1,190,963	163,883
TOTAL LIABILITIES AND EQUITY	1,448,464	1,405,811	193,447

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	640,740	671,308	92,375
Live streaming - time based virtual item revenue	11,890	12,516	1,722
Technical services and others	14,812	7,315	1,007
Total revenue	667,442	691,139	95,104
Cost of revenues	(576,913)	(573,329)	(78,893)
Gross profit	90,529	117,810	16,211
Sales and marketing expenses	(466)	(2,177)	(300)
General and administrative expenses	(36,457)	(36,580)	(5,034)
Research and development expenses	(34,945)	(39,061)	(5,375)
Provision for credit losses	(2,230)	(1,126)	(155)
Income from operations	16,431	38,866	5,347
Change in fair value of contingent consideration	(1,978)	-	-
Change in fair value of warrant liabilities	153	-	-
Change in fair value of investment in marketable security	65,148	3,764	518
Investments loss	(4,088)	(3,354)	(462)
Interest income, net	1,095	2,428	334
Other income, net	525	688	95
Foreign exchange gain, net	1,421	1,508	208
Income before income taxes	78,707	43,900	6,040
Income tax benefit (expense)	632	(7,673)	(1,056)
Net income	79,339	36,227	4,984
Less: net loss attributable to non-controlling interest	(2,247)	(5,693)	(783)
Net income attributable to the Company’s shareholders	81,586	41,920	5,767

Other comprehensive loss:
Other comprehensive loss - foreign currency translation adjustment	(498)	(608)	(84)
Comprehensive income	78,841	35,619	4,900
Less: comprehensive loss attributable to non-controlling interests	(2,247)	(5,693)	(783)
Comprehensive income attributable to the Company’s shareholders	81,088	41,312	5,683

Weighted average number of shares
Basic	40,447,415	41,164,872	41,164,872
Diluted	40,660,023	41,461,415	41,461,415

Earnings per share
Basic	2.02	1.02	0.14
Diluted	2.01	1.01	0.14

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except share and per share data or otherwise stated)

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	39,609,726	420,776	33,923	(794,120)	(16,482)	39,208	665,099	18,070	1,892	1,162,486
Net income	-	-	-	-	-	-	81,586	-	(2,247)	79,339
Issuance of shares for achievement of earnout target	995,118	13,106	(13,106)	-	-	-	-	-	-	-
Share based compensation	-	8,613	-	-	-	-	-	-	-	8,613
Appropriation to statutory reserves	-	-	-	-	-	3,741	(3,741)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(498)	-	(498)
Balance as of June 30, 2023	40,604,844	442,495	20,817	(794,120)	(16,482)	42,949	742,944	17,572	(355)	1,249,940

	Ordinary shares		Shares to be	Treasury stocks		Statutory	Retained	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	issued	shares	Amount	reserves	earnings	Income	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	41,038,937	447,519	30,777	(913,845)	(19,216)	44,698	628,821	17,965	(837)	1,149,727
Net income	-	-	-	-	-	-	41,920	-	(5,693)	36,227
Issuance of shares for achievement of earnout target	403,089	9,960	(9,960)	-	-	-	-	-	-	-
Share based compensation	403,829	5,629	-	-	-	-	-	-	-	5,629
Appropriation to statutory reserves	-	-	-	-	-	3,342	(3,342)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(608)	(12)	(620)
Balance as of June 30, 2024	41,845,855	463,108	20,817	(913,845)	(19,216)	48,040	667,399	17,357	(6,542)	1,190,963
Balance as of June 30, 2024 (US$)	41,845,855	63,726	2,865	(913,845)	(2,644)	6,611	91,837	2,388	(900)	163,883

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
Cash flows from operating activities
Net income	79,339	36,227	4,984

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	616	571	79
Amortization of intangible assets	3,476	3,479	479
Provision for credit losses	2,230	1,126	155
Loss from disposal of property and equipment	-	1	-
Deferred tax expense (benefit)	(1,719)	1,448	199
Change in fair value of contingent consideration	1,978	-	-
Change in fair value of warrant liabilities	(153)	-	-
Change in fair value of investment in marketable security	(65,148)	(3,764)	(518)
Investments loss	4,088	3,354	462
Share based compensation	8,613	5,629	775
Amortization of right-of-use assets	3,484	3,613	497
Changes in operating assets and liabilities
Accounts receivable	59,326	13,041	1,795
Prepaid expense and other current assets	19,797	18,813	2,588
Long term deposits and other assets	(2)	(5)	(1)
Accounts payable	(59,014)	(38,152)	(5,250)
Deferred revenue	(6,999)	(12,589)	(1,732)
Accrued salary and employee benefits	(3,194)	(5,369)	(739)
Accrued expenses and other current liabilities	(8,424)	(19,365)	(2,665)
Income tax payable	(3,132)	(3,809)	(524)
Lease liabilities	(3,546)	(3,898)	(536)
Net cash provided by operating activities	31,616	351	48

Cash flows from investing activities
Payment for long term investments	(4,500)	(16,655)	(2,292)
Purchase of property and equipment and intangible assets	(201)	(260)	(36)
Net cash used in investing activities	(4,701)	(16,915)	(2,328)

Cash flows from financing activities
Proceeds from bank loan	5,000	-	-
Repayment for bank loan	(5,000)	-	-
Repayment from related parties	1,052	355	49
Net cash provided by financing activities	1,052	355	49

Effect of foreign exchange rate changes on cash	(499)	(492)	(67)
Net increase (decrease) in cash and cash equivalents	27,468	(16,701)	(2,298)
Cash and cash equivalents at beginning of the period	175,292	205,465	28,273
Cash and cash equivalents at end of the period	202,760	188,764	25,975

Supplemental disclosures of cash flow information:
Income taxes paid	10,749	10,018	1,378

Supplemental non-cash investing and financing information:
Issuance of Class A ordinary shares for achievement of earnout target	13,106	9,960	1,371

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Scienjoy Holding Corporation (the “Company” or “Scienjoy”) through its subsidiaries, and variable interest entities(“VIE”) and its subsidiaries (collectively the “Group”) are principally engaged in operating its own live streaming platforms in the People’s Republic of China (the “PRC”), which enable users to view and interact with broadcasters through online chat, virtual items and playing games. The primary theme of the Company’s platform is entertainment live streaming.

(a) Recent developments

On April 11, 2024, the Company formed a 51% owned subsidiary Scenovo Pte. Ltd. and its 70% owned subsidiary Techjoy Pte. Ltd.in Singapore, which are engaged in developing business in developing multi-channel network business in Singapore and other international markets.

On May 30, 2024, the Company formed a wholly 51% owned subsidiary Hangzhou Sixiang Fengjing Culture Technology Co., Ltd. in Zhejiang PRC, as an investment holding company.’

(b) Organization

Subsidiaries of the Company and VIEs where the Company is the primary beneficiary include the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Scienjoy Inc.	February 23, 2017	Cayman Islands	100%	Holding Company
Scienjoy Pte. Ltd. (“Scienjoy SG”)	July 25, 2023	Singapore	100%	Holding Company
Scienjoy International Limited (“Scienjoy HK”)	May 18, 2017	Hong Kong	100%	Holding Company
Scienjoy BeeLive Limited (formerly known as Sciscape International Limited, “SIL”)	December 18, 2017	Hong Kong	100%	Live streaming platform
Golden Shield Enterprises Limited (“Golden Shield”)	September 28, 2021	British Virgin Islands	100%	Holding Company
Scienjoy Verse Tech Ltd (“Scienjoy Verse”) (a 51% owned subsidiary of Scienjoy SG through entrust agreement between Scienjoy SG and Mr Xiaowu He, Chief Executive Officer and Chairman of the Board)	September 18, 2023	Dubai	51%	Holding Company
Scienjoy Meta Technology LLC (“Scienjoy Meta”) (a wholly owned subsidiary of Scienjoy Verse)	October 3, 2023	Dubai	51%	Metaverse business
SJ Verse Global Media LLC (“SJ Verse”) (a 90% owned subsidiary of Scienjoy Verse)	May 20, 2020	Dubai	45.9%	Multi-channel network business
Scenovo Pte. Ltd. (“Scenovo SG”)	April 11, 2024	Singapore	51%	Holding Company
Techjoy Pte. Ltd. (“Techjoy SG”)	May 31, 2024	Singapore	35.7%	Multi-channel network business
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WXBJ”) (a wholly owned subsidiary of Scienjoy HK)	October 17, 2017	The PRC	100%	Holding Company
Sixiang Zhihui (Beijing) Technology Co., Ltd. (“ZH”) (a wholly owned subsidiary of WXBJ)	July 5, 2018	The PRC	100%	Holding Company
Sixiang Yingyue (Shanghai) Technology Co., Ltd(“SXYY”) (a wholly owned subsidiary of WXBJ)	June 30, 2022	The PRC	100%	Information technology
Holgus Sixiang Information Technology Co., Ltd. (“Holgus X”) (a wholly owned subsidiary of ZH)	May 9, 2017	The PRC	100%	Live streaming platform
Kashgar Sixiang Times Internet Technology Co., Ltd. (“Kashgar Times”) (a wholly owned subsidiary of ZH)	March 2, 2016	The PRC	100%	Live streaming platform
Kashgar Sixiang Lehong Information Technology Co., Ltd (“Kashgar Lehong”) (a wholly owned subsidiary of ZH)	July 23, 2020	The PRC	100%	Information technology
Holgus Sixiang Haohan Internet Technology Co., Ltd. (“Holgus H”) (a wholly owned subsidiary of ZH)	December 11, 2020	The PRC	100%	Information technology

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Organization (continued)

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of direct/indirect ownership	Principal activities
Sixiang ZhiHui (Hainan) Technology Co., Ltd (“ZHHN”) (a wholly owned subsidiary of ZH)	December 23, 2020	The PRC	100%	Live streaming platform
Sixiang Wuxian (Zhejiang) Culture Technology Co., Ltd (“WXZJ”) (a wholly owned subsidiary of Scienjoy HK)	April 28, 2022	The PRC	100%	Information technology
Sixiang Zhihui (Zhejiang) Culture Technology Co., Ltd (“ZHZJ”) (a wholly owned subsidiary of WXZJ)	January 4, 2022	The PRC	100%	Information technology
VIEs
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”) (Controlled through contractual agreements by WXBJ)	January 22, 2019	The PRC	100%	Holding Company
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”) (a wholly owned subsidiary of QY)	October 28, 2011	The PRC	100%	Live streaming platform
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”) (a wholly owned subsidiary of QY)	April 18, 2016	The PRC	100%	Live streaming platform
Beijing Le Hai Technology Co., Ltd. (“LH”) (a wholly owned subsidiary of QY)	June 16, 2015	The PRC	100%	Live streaming platform
Sixiang Mifeng (Tianjin) Technology Co., Ltd (“DF”, formerly known as Tianjin Guangju Dingfei Technology Co., Ltd) (a wholly owned subsidiary of QY)	August 8, 2016	The PRC	100%	Live streaming platform
Changxiang Infinite Technology (Beijing) Co., Ltd. (“CX”) (a wholly owned subsidiary of DF)	September 22, 2016	The PRC	100%	Live streaming platform
Zhihui QiYuan (Hainan) Investment Co., Ltd (“QYHN”) (a wholly owned subsidiary of QY)	March 2, 2021	The PRC	100%	Live streaming platform
Huayu Hefeng (Qingdao) Technology Co., Ltd (“HYHF”) (a wholly owned subsidiary of SG)	September 29, 2021	The PRC	100%	Live streaming platform
Beijing Weiliantong Technology Co., Ltd.(“WLT”) (a wholly owned subsidiary of QY)	July 28, 2015	The PRC	100%	Live streaming platform
Chuangda Zhihui (Beijing) Technology Co., Ltd.(“CDZH”) (a wholly owned subsidiary of SG)	November 30, 2015	The PRC	100%	Live streaming platform
Beijing Huayi Dongchen Technology Co., Ltd. (“HYDC”) (a wholly owned subsidiary of CDZH)	February 6, 2015	The PRC	100%	Live streaming platform
Hongcheng Huiying (Zhejiang)Technology Industry Development Co., Ltd.(“HCHY”) (a 51% owned subsidiary of QYHN)	February 15, 2022	The PRC	51%	Live streaming platform
Hangzhou Sixiang Fengjing Culture Technology Co., Ltd.(“SXFJ”) (a 51% owned subsidiary of QYHN)	May 30, 2024	The PRC	51%	Holding Company
Sixiang Qiyuan (Hangzhou) Culture Technology Co., Ltd (“QYHZ”) (Controlled through contractual agreements by WXZJ)	March 30, 2022	The PRC	100%	Holding Company
Xiuli (Zhejiang) Culture Technology Co., Ltd (“XLZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Leku (Zhejiang) Culture Technology Co., Ltd. (“LKZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Haifan (Zhejiang) Culture Technology Co., Ltd (“HFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Xiangfeng (Zhejiang) Culture Technology Co., Ltd (“XFZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform
Hongren (Zhejiang) Culture Technology Co., Ltd (“HRZJ”) (a wholly owned subsidiary of QYHZ)	April 7, 2022	The PRC	100%	Live streaming platform

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in Scienjoy Holding Corporation’s annual financial statements for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, and its VIE and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

(b) Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit losses, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currency

The functional currency of the Company is in US dollars and the functional currency of the Company’s subsidiaries and VIEs are Renminbi (“RMB”), as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 (“ASC 830”) “Foreign Currency Matters”. The reporting currency of the Company is also the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2672, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of June 30, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(f) Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fair value of financial instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	31,525	-	-	31,525

	As of June 30, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	35,290	-	-	35,290

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fair value of financial instruments (continued)

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7,2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain in accordance with ASC 820.

On February 5, 2024, all above warrants expired and were cancelled according to the terms of the warrant agreement.

(h) Revenue recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Revenue recognition (continued)

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight-line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

Technical services and others

The Company generated technical and other revenues from providing multi-channel network (“MCN”) agency service, technical development, advisory and others, which accounts for only approximately 2% or less of revenue for the six months ended June 30, 2023 and 2024. As the amount was immaterial, and short-term in nature, which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Revenue by types and platforms

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	640,740	671,308	92,375
Live streaming - time based virtual item revenue	11,890	12,516	1,722
Technical services and others	14,812	7,315	1,007
Total revenue	667,442	691,139	95,104

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Revenue recognition (continued)

As of June 30, 2024, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Showself	171,689	139,571	19,205
Lehai	100,818	188,100	25,883
Haixiu	121,639	143,525	19,750
Beelive	160,379	111,507	15,344
Hongle	98,105	101,121	13,915
Technical services and others	14,812	7,315	1,007
TOTAL	667,442	691,139	95,104

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

(i) Government subsidies

Government subsidies are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies amounted to RMB459 and RMB703 (US$97) for the six months ended June 30, 2023 and 2024 are recorded as other income.

(j) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and market promotion expenses. The advertising and market promotion expenses amounted to RMB465 and RMB2,045 (US$281) for the six months ended June 30, 2023 and 2024, respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions for the six months ended June 30, 2023 and 2024. As of December 31, 2023 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

(l) Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. Contingently issuable shares were not included in the computation of diluted shares outstanding if they were not issuable should the end of the reporting period have been the end of the contingency period. For the six months ended June 30, 2023 and 2024, there was 212,608 and 296,543 shares related to RSU incentive plan, respectively.

(n) Non-controlling interests

As of June 30, 2024, non-controlling interests represent 49% non-controlling shareholders’ interests in HCHY, 49% non-controlling shareholders’ interests in SXFJ, 49% non-controlling shareholders’ interests in Scienjoy Verse, 10% non-controlling shareholders’ interests in SJ Verse, 49% non-controlling shareholders’ interests in Scenovo SG and 30% non-controlling shareholders’ interests in Techjoy SG. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the operating results of the Company are presented on the face of the consolidated statements of comprehensive income (loss) as an allocation of the total income or loss between non-controlling interest holders and the shareholders of the Company.

(o) Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. As the Company’s long-lived assets are substantially all located in the PRC and the majority of the Company’s revenues are derived from within the PRC, no geographical segments are presented.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Recent accounting pronouncements

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated interim financial statements and disclosure.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its unaudited condensed consolidated unaudited condensed financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

3. CONCENTRATION OF RISK

(a) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses, other current assets, and amounts due from related parties. As of December 31, 2023 and June 30, 2024, RMB199,822 and RMB173,929 (US$23,933), respectively, were deposited with major financial institutions located in the PRC. There is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each mainland PRC bank, and the bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD 500,000. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

For the credit risk related to accounts receivable, the Company adopted Credit Losses (Topic 326) effective January 1, 2023. The company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

3. CONCENTRATION OF RISK (CONTINUED)

(b) Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB (¥) into US$ ($) or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(c) Significant customers

For the six months ended June 30, 2023 and 2024, no customer individually represents greater than 10% of the total revenue, respectively.

(d) Significant suppliers

For the six months ended June 30, 2023, one vendor accounted for 11.8% of the Company’s total purchases. For the six months ended June 30, 2024, one vendor accounted for 14.3% of the Company’s total purchases. As of December 31, 2023, one vendor accounted for 11.1% of the Company’s accounts payable. As of June 30, 2024, no vendor accounted for greater than 10% of the Company’s accounts payable.

4. ACQUISITION

4.1 Acquisition of SJ Verse

On October 7, 2023, Scienjoy Verse Tech Ltd entered into a share acquisition agreement with a third party to pursuant 90% equity in SJ Verse (formerly name as “Nujoom Almashareq Media L.L.C”) for a consideration of US$1,000 (RMB7,092). The transaction was completed on October 7, 2023. SJ Verse is a Dubai-based multi-channel network (MCN) committed to discovering, nurturing, and propelling emerging content creators into the spotlight. The historical operating results of SJ Verse were not significant to the Company. The Company believes the SJ Verse acquisition will help to explore oversea market. The SJ Verse acquisition was accounted for as business combination in accordance with ASC 805. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Company.

RMB
Cash acquired	212
Prepaid expenses and other current assets	104
316

Property and equipment, net	270
Goodwill	9,686
Total assets	10,272

Current liabilities	303
Non-current liabilities	3,165
Total liabilities	3,468
10% Equity Value with non-controlling interests	(288)
Total consideration	7,092

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	266,076	253,035	34,818
Less: allowance for credit losses	(5,097)	(6,223)	(856)
Accounts receivable, net	260,979	246,812	33,962

An analysis of the allowance for credit losses is as follows:

	For the year ended December 31,	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Beginning balance	3,546	5,097	701
Additions	1,530	1,126	155
Exchange difference	21	-	-
Ending balance	5,097	6,223	856

Three unrelated distributors accounted for 30.3%, 24.8% and 12.1% of the Company’s accounts receivable as of December 31, 2023, respectively. Four unrelated distributors accounted for 37.0%, 23.2%, 12.3%, and 10.0% of the Company’s accounts receivable as of June 30, 2024, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
VAT recoverable	25,221	18,694	2,572
Prepaid expense	6,019	5,530	761
Investment buyback receivable (1)	30,000	30,000	4,128
Loan receivable (2)	16,200	2,989	411
Other receivables	1,213	2,627	362
Prepaid expenses and other current assets	78,653	59,840	8,234

(1)	The Company invested RMB30,000 in Yieryi for its 12% equity interest on August 17, 2021. As part of the Framework Agreement signed on December 29, 2021, one of the shareholders of Yieryi bought such equity interest back from the Company for RMB30,000. On August 25, 2023, such shareholder and his related party pledged their ownership of 1.3 million ordinary shares of the Company to ensure the recoverability of the receivable balance. On March 22, 2024, such shareholder and his related party further pledged their ownership of 2,969,114 ordinary shares of the Company to ensure the recoverability of the receivable balance, subsequently.

(2)

(i) On March 2, 2023, the Company lent RMB15,000 to Hangzhou Doujin Information Technology Co., Ltd for working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 21, 2024.

(ii) On October 10, 2023, the Company lent RMB1,200 to Zhejiang Mengxiang Zhixing Cultural Technology Co., Ltd. for its for working capital purpose. The loan term was for one year with daily interest rate of 0.02%. The loan was fully repaid as of March 22, 2024.

(iii) During six months ended June 30, 2024, the Company made several loans to two third parties. These loans terms were for one year with no interest. As of June 30, 2024, the loan receivable amounted to RMB2,989.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

7. Lease

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended June 30, 2023 and 2024 amounted to RMB3,627 and RMB4,585 (US$631), respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Right-of-use assets, net	12,157	8,544	1,176

Operating lease liabilities - current	7,974	6,101	840
Operating lease liabilities - non-current	4,798	2,773	382
Total operating lease liabilities	12,772	8,874	1,222

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.5 years
Weighted average discount rate	4.75%

Maturities of lease liabilities were as follows:

Twelve months ending June 30,	RMB	US$
2025	6,327	871
2026	2,811	387
Total future minimum lease payments	9,138	1,258
Less: imputed interest	(264)	(36)
Present value of lease liabilities	8,874	1,222

8. INCOME TAXES

Enterprise income tax

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company incorporated in the British Virgin Islands is not subject to tax on income or capital gain. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Cayman Islands

Under the current laws of the Cayman Islands, the subsidiary of the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. INCOME TAXES (CONTINUED)

Dubai

Subsidiaries in Dubai are subject to statutory income tax rate at 9% above the threshold of 375,000AED.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Company in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

The PRC

The Company’s subsidiaries and the VIE that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries and the VIE are subject to a CIT statutory rate of 25%.

Under the PRC Income Tax Laws, an enterprise which qualifies as a High and New Technology Enterprise (the “HNTE”) is entitled to a preferential tax rate of 15% provided it continues to meet HNTE qualification standards on an annual basis. SG qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2018 to 2023. SG is renewing the HNTEs. HX qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026. LH qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2016 to 2024. WLT qualifies as an HNTE and is entitled for a preferential tax rate of 15% from 2017 to 2026.

Under the PRC Income Tax Laws, during the period from January 1, 2010 to December 31, 2030, an enterprise which established in region of Holgus and Kashgar is entitled to a preferential tax rate of 0% in five consecutive years and a preferential tax rate of 9% for the next five years since the first-year income generated from operations provided it continues to meet the conditions within the required scope.

Holgus X qualifies for the conditions and entitled for a preferential tax rate of 0% from 2017 to 2021 and a preferential tax rate of 9% from 2022 to 2026. Kashgar Times qualifies for the conditions and entitled for a preferential tax rate of 0% from 2016 to 2020 and a preferential tax rate of 9% from 2021 to 2025. Holgus H qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. Kashgar Lehong qualifies for the conditions and entitled for a preferential tax rate of 0% from 2020 to 2025 and a preferential tax rate of 9% from 2026 to 2030. For the six months ended June 30, 2023 and 2024, total tax saving for the preferential tax rate were RMB33,058 and RMB3,610 (US$497), respectively, the impacts on basic EPS were RMB0.8 and RMB0.1 (US$0.0), respectively, and the impacts on dilutive EPS were RMB0.8 and RMB0.1 (US$0.0), respectively.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest or penalty related to potential underpaid income tax expenses for the six months ended June 30, 2023 and 2024, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

8. INCOME TAXES (CONTINUED)

The income tax expenses comprise:

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Current income tax expense	1,087	6,225	857
Deferred income tax (benefit)expense	(1,719)	1,448	199
Income tax (benefit) expenses	(632)	7,673	1,056

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT for the six months ended June 30, 2023 and 2024 is as follows:

	For the six months ended June 30,
	2023	2024
Income tax computed at PRC statutory tax rate	25.0%	25.0%
Effect of tax-preferential entities	(44.8)%	(8.2)%
Non-deductible expenses	19.0%	0.7%
Income tax (benefit) expense	(0.8)%	17.5%

The components of deferred taxes are as follows:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Allowance for doubtful accounts	3,724	1,555	214
Net operating losses carried forward	3,655	3,667	505
	7,379	5,222	719

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the Company. Thus, there were no valuation allowances as of December 31, 2023 and June 30, 2024 for the deferred tax assets.

The components of deferred liabilities are as follows:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax liabilities
Intangible assets acquired through acquisition	59,818	59,109	8,134
	59,818	59,109	8,134

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

9. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the information disclosed elsewhere in the financial statements, the principal related parties with which the Company had transactions during the years presented are as follows:

Name of Related Parties	Relationship with the Company
Mr. He Xiaowu	Chief Executive Officer and Chairman of the Board
Enmoli Inc.	Where Mr. He Xiaowu acted as director
Sixiang Zhuohong Private Equity LP	Equity investee of the Company

For the six months ended June 30, 2024, significant related party transactions were as follows:

		For the six months ended June 30,
		2023	2024	2024
		RMB	RMB	US$
Sixiang Zhuohong Private Equity LP	Sold 6% equity interest of Hangzhou Zhange Culture Technology Co., Ltd to the Company	-	13,500	1,858

As of December 31, 2023 and June 30, 2024, the amounts due from related parties are as follows:

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
Amount due from related parties
Enmoli Inc (1)	355	-	-
Total	355	-	-

(1)	The balance was collected on January 12, 2024.

10. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue an unlimited number of no par value Class A ordinary shares and Class B ordinary shares.

On November 8, 2021, the Company’s 2021 annual general meeting of shareholders (the “AGM”) approved the following shareholders’ resolutions: (i) the adoption of a dual-class share structure, pursuant to which the Company’s authorized share capital shall be re-classified and re-designed into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to ten (10) votes at a meeting of the shareholders or on any resolution of shareholders; and (ii) the authorization to the Company to issue up to 50,000,000 Class A Preferred Shares with such designations, powers, preferences and relative, participation, optional and other rights, if any, and such qualifications, limitations and restrictions as the directors may determine among other matters. Additionally, together with the adoption of a dual-class share structure, 2,625,058 Class A ordinary shares held by Heshine Holdings Limited have been converted into 2,625,058 Class B ordinary shares.

As of June 30, 2024, the Company had 38,920,797 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. SHAREHOLDERS’ EQUITY (CONTINUED)

Shares issued for SPAC and acquisitions

Acquisition of Weiliantong

In connection of the acquisition of Weiliantong, on March 3, 2022, the Company issued 3,898,511 Class A ordinary shares to the original shareholders of Weiliantong as part of total RMB180,000 worth share consideration, which was calculated based on US$5.13 per share based on the 20 days average closing price of the Company’s Class A ordinary shares prior to the acquisition. The fair value of the shares issued approximated RMB127,000 as part of the purchase consideration.  On April 7, 2023, the Company issued 487,314 Class A ordinary shares for achieving Earn-out Target 2022. On April 8, 2024, the Company issued 403,089 Class A ordinary shares for achieving Earn-out Target 2023 (details see shares to be issued in Note 10).

Treasury Shares

In October, 2022, the Company repurchased an aggregate of 794,120 Class A ordinary shares at price of US$3.01 per share, which was recorded as treasury shares.

In November, 2023, the Company repurchase an aggregate of 119,725 Class A ordinary shares at price of US$3.2 per share, which was recorded as treasury shares.

As of June 30, 2024, all these shares were held in an escrow account as reserve solely for potential needed.

Warrants

As of June 30, 2024, there were no warrants outstanding and exercisable, and no warrants have been exercised for the six months ended June 30, 2024.

The Public Warrants became exercisable upon the completion of the SPAC Transaction on May 7, 2020 with exercise price of US$11.5 per full share. The Public Warrants will expire five years from February 5, 2019 (or February 5, 2024).

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of US$0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the Class A ordinary shares equals or exceeds US$16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the Class A ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”. The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. The Public Warrants may only be exercised for a whole number of shares, meaning that the Public Warrants must be exercised in multiples of two. However, the warrants will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. SHAREHOLDERS’ EQUITY (CONTINUED)

The private warrants are identical to the public warrants with the exercise price of US$11.5 per full share and expiration by February 5, 2024, except that the private warrants and the Class A ordinary shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until after the completion of the SPAC Transaction, subject to certain limited exceptions. The private warrants may only be exercised for a whole number of shares, meaning that the private warrants must be exercised in multiples of two. Additionally, the private warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

As of June 30, 2024, the Company had no exercisable warrants. A summary of warrants activity for the years ended December 31, 2023 and 2022 is as follows:

	Number of warrants	Weighted average life	Expiration dates
Balance of warrants outstanding as of December 31, 2022	6,023,700	1.1 years	February 5, 2024
Balance of warrants outstanding as of December 31, 2023	6,023,700	0.1 years	February 5, 2024
Forfeited	(6,023,700)	-	-
Balance of warrants outstanding as of June 30, 2024	-	-	February 5, 2024
Balance of warrants exercisable as of June 30, 2024	-	-	February 5, 2024

Unit Purchase Option

On February 8, 2019, the Company sold to Chardan, for $100, an option to purchase up to 375,000 Units exercisable at $11.50 per Unit (or an aggregate exercise price of $4,312,500) exercisable on the completion of the SPAC Transaction on May 7, 2020. On February 20, 2019, in connection with the underwriters’ election to exercise the over-allotment option in full, the Company issued Chardan an option to purchase up to an additional 56,250 Units exercisable at $11.50 per Unit for no additional consideration. Each Unit consists of one ordinary share, one redeemable warrant and one right (together “UPO”). The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires February 5, 2024. For the year ended December 31, 2021, 100,000 UPO have been exercised for 100,000 warrants and 110,000 shares. As of June 30, 2024, the Company had no exercisable UPO units.

Liability Classified Warrants

All of the Company’s outstanding warrants contain a contingent cash payment feature and therefore were accounted for as a liability and are adjusted to fair value at each balance sheet date. The change in fair value of the warrant liability is recorded as change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss (Note 2).

The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated the fair value of the unit purchase option is approximately $1,286,000, or $2.98 per Unit, using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.44% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the Class A ordinary shares underlying such units, the rights included in such units, the Class A ordinary shares that are issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of Class A ordinary shares at a price below its exercise price.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

10. SHAREHOLDERS’ EQUITY (CONTINUED)

Shares to be issued

As of December 31, 2023, Weiliantong achieved 82.72% of Weiliantong Earn-out Target 2023 and the Company was obligated to issue 403,089 Class A ordinary shares (the “Weiliantong 2023 Earn-out shares”) to the original shareholders of Weiliantong. As a result, the Company classified the Weiliantong 2023 Earn-out shares with fair value of RMB9,960 as shares to be issued in the Company’s equity as of December 31, 2023. The Weiliantong 2023 earnout shares was issued on April 8, 2024 and was excluded from shares to be issued account as of June 30, 2024.

As of June 30, 2024 and the December 31, 2023, the rest of shares to be issued amounted to RMB20,817, representing the Company’s obligation to issue 636,691 Class A ordinary shares to Weilaijin with the fair value of RMB20,817 in connection with the acquisition of Weiliantong in 2022. The Company is required to issue the related shares upon receipt of exercise notice from Weilaijin.

2021 Equity Incentive Plan

On August 3, 2021, the Employee Share Option Committee (the “ESOP Committee”) of the Company approved a resolution which appointed the Chief Executive Officer and Chief Operating Officer as Authorized Officer of ESOP Committee to grant share options to employees, directors, advisors, consultants and service providers of the Company. In 2021, the ESOP Committee approved the granting of 2,053,783 Restricted Share Units (“RSU”) under the 2021 Equity Incentive Plan. As of December 31, 2022, the Company had 716,956 RSUs outstanding. For the year ended December 31, 2023, the ESOP Committee approved the granting of 512,217 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31,2023,21,206 RSUs was forfeited and 434,093 RSUs was vested. As of December 31, 2023, the Company had 773,874 RSUs outstanding. For the six months ended June 30, 2024, the ESOP Committee approved the granting of 272,999 RSUs under the 2021 Equity Incentive Plan. For the year ended December 31,2023, 2,973 RSUs was forfeited and 403,829 RSUs was vested. As of June 30, 2024, the Company had 639,544 RSUs outstanding.

11. STATUTORY RESERVES AND RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WXBJ and WXZJ was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. As of December 31, 2023 and June 30, 2024, the Company had appointed RMB44,698 and RMB48,040 (US$6,611), respectively in its statutory reserves.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC Subsidiaries and the equity of VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2023 and June 30, 2024, restricted net assets of the Company’s PRC subsidiaries and VIE were RMB413,117 and RMB426,418 (US$58,677), respectively.

SCIENJOY HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data or otherwise stated)

12. COMMITMENTS AND CONTINGENCIES

(a) Capital and Other Commitments

The Company did not have significant capital and other commitments as of December 31, 2023 and June 30, 2024.

(b) Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

13. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued these unaudited condensed consolidated financial statements, for disclosure or recognition in the unaudited condensed consolidated financial statements of the Company as appropriate.